Exhibit 1

Rio de Janeiro, July 26, 2018.

São Paulo Stock Exchange - B3 S.A.

To:       Mr. Marcelo Santos Heliodoro

Superintendence of Corporate Monitoring and Offers of Securities of Variable Income

c.c.:

Brazilian Securities Exchange Commission - CVM

To.:      Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos - Superintendent of Market and Intermediary Relations

Ref.: Official Letter 1465/2018-SAE/GAE-1

Warrant

Dear Sirs,

Regarding the Official Letter 1465/2018-SAE/GAE-1 sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), as transcribed below, which requests from Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) information about the date of commencement and end of the period for exercise the Warrants issued as an additional advantage to the subscribers of the capital increase approved and ratified at the Board of Directors meeting held on March 5 and July 20, 2018, respectively (“Capital Increase – Capitalization of Credits”), the Company hereby clarifies as follows:

“July 23, 2018

1465/2018-SAE/GAE-1

Oi S.A. – In Judicial Reorganization

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 Estado do Rio de Janeiro	www.oi.com.br

To. Mr. Carlos Augusto Machado Pereira de Almeida Brandão

Investor Relations Officer

Re.: Warrants

Dear Sir,

Considering the deliberations that took place on the Board of Directors’ meeting held on July 20, 2018, we request that you inform us of, by July 26, 2018, the date of commencement and end of the period for exercise the Warrants”.

In accordance with the minutes of the Board of Directors’ meeting held on March 5th, 2018 and to the Notice to the Shareholders disclosed by the Company on June 11th, 2018, both available on the website of the Company’s Investor Relations (www.oi.net.br/ri) and on the CVM’s IPE system (www.cvm.gov.br), the Company clarifies that, in accordance with the provisions set forth in the Judicial Reorganization Plan, the Warrants shall be exercisable at any time, at the holders’ sole discretion, starting as of one year from the date of ratification of the Capital Increase – Capitalization of Credits by the Board of Directors, for a period of 90 days.

The beginning of the exercise period shall be anticipated in the following cases: (i) disclosure of the Material Fact on the Capital Increase – New Resouces set forth in Clause 6 of the Judicial Reorganization Plan and on the Backstop Agreement, in accordance with the definition given in the Plan; or (ii) in the event of any operation involving the change of control of the Company, whichever occurs first, in accordance with the provisions set forth in the Plan. For the purposes of item (i), the Company shall disclose to the Market at least 15 business days in advance about the General Meeting or the Board of Directors’ meeting that deliberates the Capital Increase – New Funds so that its holders may have a term to exercise their Warrants and secure their preemptive rights upon the subscription of the Capital Increase – New Funds regarding the shares subject to the Warrants.

Therefore, considering the ratification of the Capital Increase – Capitalization of Credits as of July 20, 2018, the period for exercising the Warrants, at first, shall commence on July 22, 2019 and end on October 21, 2019, unless it is verified any of the cases previously mentioned whereby beginning of the term of exercise is anticipated, which will be eventually disclosed by the Company, as well as the procedures and deadlines for the holders to exercise their Warrants.

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 Estado do Rio de Janeiro	www.oi.com.br

Oi makes itself available for any further clarifications.

Regards,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190 Estado do Rio de Janeiro	www.oi.com.br